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                                             As filed pursuant to Rule 424(B)(3)
                                             under the securities Act of 1933
                                             Registration No. 333-65953



                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                         VARIABLE ANNUITY ACCOUNT SEVEN

                                SUPPLEMENT TO THE
              POLARIS II ASSET MANAGER VARIABLE ANNUITY PROSPECTUS
                              (R-2570-PRO(R 8/03))
                              DATED AUGUST 28, 2003


This Supplement replaces the Supplement dated November 24, 2003.

ALL REFERENCES IN THE PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION TO THE WORDS "PRINCIPAL ADVANTAGE" ARE HEREBY CHANGED TO "RETURN PLUS."

On October 28, 2003, the shareholders of Asset Allocation Portfolio approved an Agreement and Plan of Reorganization whereby all assets and liabilities of Asset Allocation Portfolio in the SunAmerica Series Trust ("SAST") will be exchanged for equal shares of equal value of Asset Allocation Portfolio in Anchor Series Trust ("AST"). The reorganization occurred on or about November 24, 2003. All references in the prospectus and Statement of Additional Information to the Asset Allocation Portfolio managed by WM Advisors are hereby changed to reflect that the portfolio is part of the AST, and not the SAST.

The following replaces the discussion pertaining to the number of free transfers per contract year located in the first paragraph of the DOLLAR COST AVERAGING section in the right hand column on page 11 and in the second paragraph of the AUTOMATIC ASSET REBALANCING section in the left hand column on page 12 of the prospectus:

18 free transfers per contract year.

The following replaces the TRANSFERS DURING THE ACCUMULATION PHASE section of the prospectus:

        TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any available fixed account options. Funds already in your contract cannot be transferred into the DCA fixed accounts. You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio after a transfer, that amount must be transferred as well. We will process any transfer request as of the day We receive it in good order if the request is received before the New York Stock Exchange ("NYSE") closes, generally at 1:00 p.m. Pacific Time. If the transfer request is received after the NYSE closes, the request will be processed on the next business day.

This product is not designed for professional organizations or individuals engaged in trading strategies that seek to benefit from short term price fluctuations or price irregularities by making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio in which the Variable Portfolios invest. These types of trading strategies can be disruptive to



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the underlying portfolios in which the Variable Portfolios invest and thereby potentially harmful to investors.

In connection with Our efforts to control harmful trading, We may monitor your trading activity. If We determine, in Our sole discretion, that your transfer patterns among the Variable Portfolios and/or available fixed accounts reflect a potentially harmful trading strategy, We reserve the right to take action to protect other investors. Such action may include, but may not be limited to, restricting the way you can request transfers among the Variable Portfolios, imposing penalty fees on such trading activity, and/or otherwise restricting transfer capability in accordance with state and federal rules and regulations. We will notify you, in writing, if We determine in Our sole discretion that We must terminate your transfer privileges. Some of the factors We may consider when determining Our transfer policies and/or other transfer restrictions may include, but are not limited to:

        -       The number of transfers made in a defined period;

        -       the dollar amount of the transfer;

        - the total assets of the Variable Portfolio involved in the transfer;

        - the investment objectives of the particular Variable Portfolios involved in your transfers; and/or

        - whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies.

Subject to Our rules, restrictions and policies, you may request transfers of your account value between the Variable Portfolios and/or the available fixed account options by telephone or through AIG SunAmerica's website (http://www.aigsunamerica.com) or in writing by mail or facsimile. We currently allow 18 free transfers per contract per year. We charge $25 ($10 in Pennsylvania and Texas) for each additional transfer in any contract year. Transfers resulting from your participation in the DCA program count against your 18 free transfers per contract year. However, transfers resulting from your participation in the Automatic Asset Rebalancing program do not count against your 18 free transfers.

Currently, all transfer requests in excess of 5 transfers within a rolling six-month look-back period must be submitted by United States Postal Service first-class mail ("U.S. Mail") for twelve months from the date of your 5th transfer request. For example, if you made a transfer on February 15, 2004 and within the previous six months (from August 15, 2003 forward) you made 5 transfers including the February 15th transfer, then all transfers made for twelve months after February 15, 2004 must be submitted by U.S. Mail (from February 16, 2004 through February 15, 2005). Transfer requests sent by same day mail, overnight mail or courier services will not be accepted. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail. Transfers resulting from your participation in the DCA or Asset Rebalancing programs are not included for the purposes of determining the number of transfers for the U.S. Mail requirement.

We may accept transfers by telephone or the Internet unless you tell Us not to on your contract application. When receiving instructions over the telephone or the Internet, We follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, We are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If We fail to follow Our procedures, We may be liable for any losses due to unauthorized or fraudulent instructions.

For information regarding transfers during the Income Phase, see INCOME OPTIONS below.

We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.


Date:  January 20, 2004


                Please keep this Supplement with your Prospectus


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